T.	Rowe Price Tax-Efficient Funds, Inc.

T.	Rowe Price Tax-Efficient Balanced Fund

1) The following revision has been made to the fund's bond selection process:

The bond portion of this fund will consist primarily of long-term municipals with maturities generally exceeding 10 years. The weighted average maturity of the bond portion of the fund is expected to exceed 10 years.

2) The following sentence has been added to the fund's disclosure relating to Municipal Bond Insurance:

A significant amount of fund assets may be insured by a single insurer.

3) The following operating policy pertaining to Floating Rate Certificates has been added to the prospectus:

Operating Policy There is no limit on fund investments in these securities.